MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of September 29, 2008

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”).  It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three months ended July 31, 2008 and 2007, the annual consolidated financial statements for the year ended April 30, 2008 and 2007 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is a non-conventional oil company with emphasis on North American heavy oil projects.  The MegaWest has operatorship of, and owns or has the right to earn a majority interest in, over 146,000 gross acres of prospective oil and gas leases in Missouri, Kansas, Kentucky, Montana, and Texas and is continuing to seek additional oil and gas properties to add to its portfolio. MegaWest is incorporated in Alberta whose shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”) under the symbol “MGWSF”.

RESULTS OF OPERATIONS

Operational and Project Review

Missouri

The Missouri lease holdings include a 100 percent interest in 33,467 gross unproved acres of land.  The Company has drilled 51 exploration/delineation wells (drill, log and abandon) with an 86% success rate and completed 120 development, service and observation wells with a 100% success rate to date.

The Marmaton River project area spans 215 gross acres and comprises 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres.  A steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day has been constructed on site.  Commissioning and start up of the facility was completed on March 16, 2008 when steam injection commenced.  First oil sales from the project occurred on August 4, 2008 and daily production levels are increasing.  The remaining project acreage will be drilled in approximately 10 acre increments in future years to extend the project life and maintain the target production plateau.  Drilling of 10 injection wells and 24 production wells on approximately 10 additional adjacent acres is underway.

The Company has nearly completed construction of a second project, Grassy Creek, comprising 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 19 acres. The total project area is 320 gross acres.  To date, construction of the Grassy Creek facilities is estimated to be 85% complete and drilling of the project wells is completed.  The Company intends to complete the construction and commence injection of steam early in the fourth calendar quarter of 2008.  This project will have a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Ongoing drilling is planned to maintain this project at target production rates.

Subject to exploration success, it is anticipated that a number of additional projects of similar design may be drilled and constructed on the Missouri lease holdings.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 gross unproved acres.  On 15 of these acres are 20 steam injector wells, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

The Company is continuing to optimize the recovery process on the initial 15 acre development, and over 11,500 barrels of oil have been trucked and sold to the Coffeyville refinery located twenty miles west of Chetopa.  To date, the price received for the oil produced from the project has been over 80 percent of the benchmark price of WTI.  Substantial downtime has been experienced with the equipment and the Company has budgeted funds for equipment upgrading during 2009.  The Company plans to drill five exploration wells around the Chetopa project, further evaluate the application of alternate recovery technologies to the reservoir and then decide if additional acreage will be acquired and developed.

The Company is obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues. As at July 31, 2008, no net revenue interest has been paid.

Kentucky

The Kentucky lease holdings include a 62.5 percent working interest in the shallow rights (above the Beech Creek limestone formation) and an additional 37.5 percent working interest in the deep rights on 36,008 gross unproved acres in Kentucky.

The Company is committed to fund a work program covering the first US$15,000,000 of exploration, testing and development expenditures on the leases aimed at proving the commercial recovery of the potential oil contained in the leases.  MegaWest drilled eight exploration wells at various strategic locations on the Kentucky land in fiscal 2008.  The result of this drilling program was confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been indentified, and the first location has been appraised with four delineation wells.  A steam drive enhanced recovery project has been designed and permit applications have been submitted for this location.  Purchasing and construction of long lead items is underway.  The Company is targeting the start-up of this project in mid-calendar 2009.

In the event MegaWest does not complete the US$15,000,000 work program by October 2009, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To July 31, 2008, the Company spent $3.4 million towards this commitment.

Montana

The Montana lease holdings include 42,650 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first U.S.$2.5 million of work.  Acquisition of new 2D seismic over the existing Teton and Loma prospects has recently been completed and processing is underway. Interpretation of this seismic may lead to the drilling of a number of wells beginning in the 4th quarter of calendar 2008 to test these prospects. At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

The Devils Basin prospect was acquired on July 31, 2008 for $105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well  Upon completion of drilling the first well, MegaWest will own a 75 percent working interest in the 4,933 acre prospect.  The acreage includes demonstrated light oil production from the Health Shale from vertical wells.  Trade seismic will be used to identify prospective drill locations and MegaWest plans to test the prospect with a horizontal well.

In addition, MegaWest and its working interest partner have established a regional area of mutual interest (“AMI”) until October 2009 covering approximately 1,000,000 acres.  The interest in the AMI shall be divided 65 percent to

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

MegaWest and 35 percent to its partner.  MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its share.

Texas

As of July 31, 2008, the Company’s interest in the project consists of 33,963 gross unproved acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage.  Included in the total undeveloped acres are 20,600 acres in which the Company has already earned a 50 percent working interest and 13,363 acres in which the Company has already earned a 25 percent working interest.

Based on the results of oil and gas activities to date, the Company recorded $128,972 and $5,891,223 impairment of its Texas costs for the three month ended July 31, 2008 and for the year ended April 30, 2008, respectively.  The Company is continuing to undertake a review of strategic alternatives related to this project.

Outlook

During the remainder of calendar 2008 and 2009, MegaWest plans to continue to execute its business plan of creating shareholder value by establishing commercial production and cashflow in its core areas of Missouri, Kansas and Kentucky, converting part of its resource base to reserves and continuing to explore its prospects.  This will include the following milestones and objectives:

▪

completing the construction and commissioning of the Grassy Creek project, which will give MegaWest 1,000 bopd of production capacity from its two Missouri projects, with the expectation that actual production will increase to the target production plateau over the next year;

▪

constructing and commissioning a 500 bopd capacity heavy oil project in Kentucky;

▪

indentifying additional heavy oil project locations in its core areas;

▪

further well delineation and evaluation of alternative recovery technologies at the Chetopa Kansas project;

▪

securing the long-lead items for future projects; and

▪

test high impact exploration opportunities on the Company’s acreage.

Financial Review

MegaWest reported a net loss of $1,113,777, ($0.01) per share basic and diluted, for the three months ended July 31, 2008, compared with a net loss of $2,377,771, ($0.03) per share, for the comparable 2007 period.  The loss for the 2008 period was mainly attributable to administrative expenses of $1,366,319 (2007 - $1,471,072), additional impairment on Texas oil and gas assets of $128,972 offset by a foreign exchange gain of $372,139 (2007 – loss of $1,129,431).

General and administrative expenses for the three months ended July 31, 2008, totaled $1,366,319 net of $419,482 capitalized to oil and gas assets.  During the three months ended July 31, 2007, the Company incurred general and administrative expenses of $1,471,072, net of $236,700 capitalized to oil and gas assets. General and administrative expense are detailed in the table below.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

	Three Months Ended July 31
	2008	2007
Stock-based compensation:
Stock options	$ 203,130	$ 450,560
Shares issued for services	238,525	138,700
Less: capitalized portion	(92,682)	(83,900)
	348,973	505,360

Salaries and benefits	830,788	650,489
Professional fees	179,623	207,688
Investor relations	90,995	97,507
Office and operations	288,177	210,270
Information technology	47,245	36,458
Less: capitalized portion	(419,482)	(236,700)
	1,017,346	965,712

	$ 1,366,319	$ 1,471,072

Stock–based compensation expense of $348,973 (2007 - $505,360) was recorded for the three months ended July 31, 2008.  Stock-based compensation expense is comprised of $203,130 (2007 - $450,560) attributable to the cost associated with granting stock options to new employees and consultants and $238,525 (2007 – $138,700) attributable to the cost associated with issuing shares for consulting services.  The overall decrease in stock-based compensation from 2007 to 2008 is primarily due to fewer stock option grants and a lower fair value per share assigned to each option.

Salary and benefit costs of $830,788 (2007 - $650,489) was recorded during the three months ended July 31, 2008.  The increase in salary and benefit costs in 2008 is due to an increase in staff levels from 2007 to 2008.

Professional fees totaled $179,623 (2007 - $207,688) and consist of legal, audit, accounting and tax advisory fees.  The costs in the quarter relate to ongoing legal fees and costs associated with preparing for, and completing the internal control over financial reporting attestation requirements of the U.S. Securities and Exchange Commission.

Investor relation expenses of $90,995 (2007 - $97,507) for the three months ended July 31, 2008 and were incurred in an effort to raise investor awareness of the Company.

Office and operations costs during the three months ended July 31, 2008 totaled $288,177 (2007 - $210,270) and are primarily made up of office rent and supplies, license and maintenance costs, insurance, telephone and internet, travel and miscellaneous costs.  The increase in cost over 2007 is primarily due to larger office space in Calgary and the opening of an office in Missouri.

Information technology costs during the three months ended July 31, 2008 totaled $47,245 (2007 – $36,458) and mainly consists of software license and maintenance fees.

An impairment of Texas oil and gas assets of $5,891,223 was recorded during the fourth quarter of 2008 and an additional $128,972 was recorded during the three months ended July 31, 2008.  The impairment is due to unsuccessful drilling results.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

The foreign exchange gain for the three months ended July 31, 2008 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar functional currency.  The Canadian dollar decreased in value compared to the U.S. dollar during the period.  The Company has not entered into any hedging agreements, however the Company holds U.S. dollars to pay its U.S. denominated project costs.

The Company had interest income of $63,313 for the three months ended July 31, 2008 compared with $290,876 for the comparable period.  The decrease in interest income for the 2008 period is the result of a lower average cash balance and lower interest rates.

SUMMARY OF QUARTERLY RESULTS

	2009			2008			2007
(000’s except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest income	$63	$ 42	$ 140	$ 240	$ 291	$ 263	$ -	$ -
Loss	(1,114)	(8,813)	(4,481)	(2,231)	(2,378)	(3,560)	(3,276)	(34)
Loss per share	(0.01)	(0.11)	(0.06)	(0.03)	(0.03)	(0.08)	(0.21)	(0.01)
Total assets	$63,015	$48,555	$55,674	$57,167	$49,584	$52,533	$11,013	$ 23

In Q4 of 2008, the Company recorded an impairment charge on the Texas oil and gas asset cost pool of $5,891,223 based on the unsuccessful results of oil and gas activities and wrote off its equity investment in its Texas joint venture project.  The impairment charge, together with the investment write-off is the primary reason for the increased net loss and decrease of total assets in the fourth quarter of 2008.

The increased net loss in Q3 of 2008 is mainly attributable to financing cost due to the extension of the term of the private placement warrants and recognition of loss on marketable securities.

Starting in Q3 of 2007, the Company changed focus to an oil and gas company from a technology company.  As a result, the increases in total assets relate to the cash proceeds from private placements and capital assets from acquisition of oil and gas assets.

LIQUIDTY AND CAPITAL RESOURCES

As the Company’s projects are either exploration in nature or in early stages of development, and profitable oil and gas operations have not been attained, MegaWest anticipates spending its existing funds during 2009 to acquire, explore, appraise and develop oil and gas projects.  Unless significant operating cash flows are generated, MegaWest will need additional funds to continue operations and fund its 2009 activities.

In addition, the ultimate development of MegaWest’s oil and gas projects, if proven commercial, will require additional funding.  Additional capital may be in the form of equity, debt and or joint venture farm-outs. The outcome of these matters cannot be predicted with certainty at this time.

Cash and Financial Conditions

MegaWest had working capital of $14,372,138 as at July 31, 2008, compared to working capital of $4,328,075 as at April 30, 2008.  As at July 31, 2008, MegaWest had cash available of $15,125,788.  Cash used in operating activities for the three months ended July 31, 2008, totaled $986,561 on a $1,113,777 net loss for the period.

Investing Activities

Cash used in investing activities was $4,751,698 for the three months ended July 31, 2008 (2007 - $2,128,867) and included cash capital expenditures of $5,056,461 incurred on the Company’s oil and gas assets as follows:

▪

$27,650 on the Chetopa project for operations;

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

▪

$3,717,010 in the Missouri area for lease acquisition, geological and geophysical activities, operating costs at the Marmaton River project and construction costs at the Grassy Creek project;

▪

$969,909 in the Kentucky area for lease rentals, geological and geophysical activities and costs associated with the design, and procurement of long lead items for the first thermal oil project;

▪

$128,972 for completing analysis of Texas drilling and testing results;

▪

$185,959 for lease acquisitions and geological and geophysical activities in the Montana area; and

▪

$26,960 for other expenditures on oil and gas and office equipment, including costs for the acquisition of used steam generators.

Financing Activities

Cash received from financing activities was $14,839,887 for the three months ended July 31, 2008, and relates to the cash proceeds received on a private placement financing whereby gross proceeds of U.S.$16,050,000 (CAD $15,907,637) were received on the issuance of 26,750,000 common shares.  The Company’s stock options, incentive warrants and consulting warrants have a cashless exercise feature and as a result, in the event of an exercise the Company may not receive any cash proceeds.  Cash received from financing activities during the three months ended July 31, 2007 was $nil.

The Company did not have any debt obligations at July 31, 2008.

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”).  The number of outstanding shares and the number of shares that could be issued if all dilutive instruments are converted to shares at the following dates were:

	September 29,	July 31,	April 30,
	2008	2008	2008

Common shares outstanding	132,919,472	131,719,472	95,131,666

Stock options(1)	11,484,500	10,984,500	9,650,000
Warrants
Private placement(2)	-	14,380,123	18,682,623
Incentive (3)	10,675,000	11,375,000	12,575,000
Consulting(4)	6,000,000	6,000,000	6,000,000
Acquisition(5)	250,000	250,000	250,000
Unit rights(6)	-	-	562,500
Convertible promissory notes(7)	-	-	7,356,000
Total potential shares	161,328,972	174,709,095	150,207,789

Notes:

(1)

Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$2.25 per share, with expiry dates through to August, 2012 and with various vesting terms.

(2)

Represented share purchase warrants issued in connection with our private placement offerings.  These warrants expired unexercised on July 5 and August 28, 2008, respectively.  Each whole share purchase warrant was exercisable into one common share at U.S.$1.00 and U.S.$1.30, respectively.

(3)

Represents warrants that entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share until January 15, 2009.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

(4)

Represents warrants granted to various investor relations and other contractors.  The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

(5)

Represent warrants granted as partial consideration for the acquisition of the Teton and Loma prospects in Montana.  Each warrant is exercisable into one common share at a price of U.S.$2.50 until April 24, 2009.

(6)

Represented rights to buy an additional 375,000 units under the same terms as the March 2007 private placement. These rights expired on August 28, 2008.

(7)

Represents common shares that could have been issued from the conversion of the principal and accrued interest of the convertible promissory notes at US$0.25 per share.  On June 20, 2008 the convertible promissory notes matured and were converted into 7,412,559 common shares of the Company.

(8)

Other issuances of common shares subsequent to July 31, 2008 include the issuance of 1,200,000 common shares on the exercise of 1,200,000 warrants.

Contractual Obligations

The annual MD&A for the year ended April 30, 2008 includes a summary of the Company’s contractual obligations.  There have been no new material changes to those obligations during the three months ended July 31, 2008.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the period ended July 31, 2008.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(1)

The Company’s Chief Financial Officer (“CFO”) George Orr, is affiliated with a private company that assisted MegaWest in completing previous share issue private placements and that currently provides the Company with ongoing adminstrative services.  MegaWest paid $63,000 for these services for the three month period ended July 31, 2008 (2007 – $45,000).

(2)

Pursuant to employment contracts, the Company paid $148,113 in salaries and benefits to George T. Stapleton, II (the Chief Executive Officer (“CEO”)), R. William Thornton (the President and Chief Operating Officer) and George Orr for the three months ended July 31, 2008 (2007 – $159,914).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2008 and 2007. We prepare our annual consolidated financial statements in conformity with Canadian GAAP.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, status of oil and gas projects (proved or unproved), asset impairment, tax valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our financial statements are described our annual MD&A for the year ended April 30, 2008 and have not changed to date.

CHANGE IN ACCOUNTING POLICIES

On May 1, 2008, the Company adopted new Canadian accounting standards regarding financial instruments and capital disclosures.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

(1)

Financial instruments

On May 1, 2008, the Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards did result in additional disclosures presented in note 14 to the interim financial statements.

(2)

Capital Disclosures

On May 1, 2008, the Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard did result in additional disclosures presented in note 15 to the interim financial statements.

(3)

New accounting pronouncements

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.

On May 1, 2011, the Company will be required to adopt International Financial Reporting Standards (“IFRS”).  MegaWest continues to monitor and assess the impact of convergence efforts to IFRS.

The Company continues to evaluate the impact of the new policies on the Company’s financial results.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars.  The Company does not engage in the use of derivative financial instruments.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosures.  Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent all errors or fraud. A system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

For the year ended April 30, 2008, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the design and the operation of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109.  Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were not effective as of April 30, 2008, due to the material weaknesses identified in the Company’s internal controls over financial reporting. Refer to the annual

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

MD&A for the year ended April 30, 2008 for a further discussion of internal controls over financial reporting.  There have been no changes to the disclosure controls and procedures for period ended July 31, 2008.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls and disclosure controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

During the first quarter the Company implemented a new accounting system.  The new system supports multi-currency transactions and is comprised of multiple ledgers designed for ledger accounting, budgeting and forecasting.  The system’s security feature provides better control over segregation of duties by limiting access to the system features and applications by individual users or user groups.  Also in August the Company hired a controller to the finance team.

For the three month period ended July 31, 2008, there have been no other changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.  Refer to the annual MD&A for the year ended April 30, 2008 for a further discussion of internal controls over financial reporting.

RISKS AND UNCERTAINTIES

The annual MD&A for the year ended April 30, 2008 includes an overview of certain business risks and uncertainties facing the Company.  Those risks remain in effect on July 31, 2008.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future production, cash flows and exploration results.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that indentify forward-looking statements.

Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results, future actions, conditions or events to differ materially from those in the forward-looking statements, including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of domestic capital markets, the ability to obtain financing, changes in oil and gas acquisition and drilling programs, operating risks, production rates, reserve estimates, changes in general economic conditions, and other factors.  Undue reliance should not be placed on forward-looking statements as the Company can give no assurance that they will prove to be correct.

The forward-looking statements contained in this MD&A are made as of the date hereof.  While the Company acknowledges that subsequent events and developments may cause the views expressed herein to change, the Company has no intention and undertakes no obligation to update, revise or correct such forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

The Company believes that the expectations reflected in the forward-looking statements and information contained herein are reasonable, but no assurance can be given that these expectations, or the assumptions underlying these expectations, will prove to be correct and such forward-looking statements and information included in this

MegaWest Energy Corp.

Management Discussion and Analysis as of September 29, 2008

(in Canadian dollars unless otherwise indicated)

document should not be unduly relied upon.  The forward-looking information included herein represents the Company’s views as of the date of this document and such information should not be relied upon as representing the Company’s views as of any date subsequent to the date of this document.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, these factors are not intended to represent a complete list of the factors that could affect us and there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's annual reports (on Form 20-F filed in the U.S. and Canada) and the other recent filings in the U.S. and Canada. These filings are available at www.sec.gov in the U.S. and www.sedar.com in Canada.

COMPANY INFORMATION

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and EDGAR’s website at www.sec.gov.